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                             July 8, 2022

       Kevin Krieger
       Secretary
       FTAI Infrastructure LLC
       c/o Fortress Investment Group LLC
       1345 Avenue of the Americas, 45th Floor
       New York, NY 10105

                                                        Re: FTAI Infrastructure
LLC
                                                            Amendment No. 2 to
Form 10-12B
                                                            Filed July 1, 2022
                                                            File No. 001-41370

       Dear Mr. Krieger:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment to Form 10-12B filed July 1, 2022

       Risks Related to Our Common Stock
       Our bylaws will contain exclusive forum provisions for certain claims..., page 46

   1. Refer to your disclosure here and on page 135 that your "bylaws will provide that the exclusive forum
provision does not apply to suits brought to enforce any duty or liability created by the Exchange
Act." Your bylaws filed with this amendment do not specify that the exclusive forum
provision is inapplicable to Exchange Act suits. Please revise and refile your bylaws
consistent with your disclosures or advise.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kevin Krieger
FTAI Infrastructure LLC
July 8, 2022
Page 2

        You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at
(202) 551- 3307
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.



                                                           Sincerely,
FirstName LastNameKevin Krieger
                                                           Division of
Corporation Finance
Comapany NameFTAI Infrastructure LLC
                                                           Office of Trade &
Services
July 8, 2022 Page 2
cc:       Blair T. Thetford
FirstName LastName